EXHIBIT H


                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

SECURITIES AND EXCHANGE COMMISSION

         (Release No. ____________)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

January 7, 2000.

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) for complete statements of the proposed transaction(s) summarized below. The applications(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by _____________, 2000 to the Secretary, Securities and Exchange Commission, Washington DC 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After _______, 2000, the application(s) and/or declaration(s), as filed and amended, may be granted and/or permitted to become effective.

ENERGY EAST, ET AL.
-------------------

         Energy East Corporation ("Energy East ") is a public utility holding company exempt from all provisions of the Public Utility Holding Company Act of 1935, as amended (the "Act"), except Section 9(a)(2), by order issued under
Section 3(a)(1), whose principal offices are located at P.O. Box 1196, Stamford, CT 06904-1196. Energy East has previously filed two Applications/Declarations on Form U-1 (File Nos. 70-09545 and 70-09569, collectively, the "Merger U-1 Applications"), pursuant to Sections 9 and 10 and other applicable provisions of the Act seeking approval to acquire all of the issued and outstanding common shares of: Connecticut Energy Corporation, CMP Group, Inc., CTG Resources, Inc. and Berkshire Energy Resources (collectively, the "Mergers").

         Upon completion of the Mergers, Energy East will own, directly or indirectly, interests in the following eight public utility companies, each of which will be wholly-owned by companies within the Energy East system, unless otherwise indicated:

o New York State Electric & Gas Corporation ("NYSEG"), a New York corporation and a wholly-owned subsidiary of Energy East, which purchases, transmits and distributes electricity and purchases, transmits and distributes natural gas in parts of New York;

o CMP Natural Gas, L.L.C. ("CMP Natural Gas"), a Maine limited liability company, which distributes gas in Maine and which is a joint venture between New England Gas Development Corp. (holding a 19% interest), a wholly-owned subsidiary of CMP Group, and Energy East Enterprises, Inc. (holding an 81% interest), a wholly-owned subsidiary of Energy East;

o Central Maine Power Company ("Central Maine Power"), a Maine corporation and a wholly-owned subsidiary of CMP Group, which is primarily engaged in purchasing, transmitting and distributing electricity in Maine;

o Maine Electric Power Company, Inc. ("MEPCo"), a Maine corporation, which owns and operates a 345kV transmission interconnection between the Maine - New Brunswick, Canada international border at Orient, Maine - Central Maine Power presently owns a 78.3% voting interest in MEPCo with the remaining interests owned by two other Maine utilities;

o NORVARCO, a Maine corporation, which holds a 50% general partnership interest in Chester SVC Partnership, a general partnership which owns a static var compensator located in Chester, Maine, adjacent to MEPCo's transmission interconnection - NORVARCO is presently a wholly-owned subsidiary of Central Maine Power;

o The Southern Connecticut Gas Company ("Southern Connecticut Gas"), a Connecticut corporation and a wholly-owned subsidiary of Connecticut Energy, which is engaged in the retail distribution and transportation of natural gas in parts of Connecticut;

o Connecticut Natural Gas Corporation ("Connecticut Natural Gas"), a Connecticut corporation and a wholly-owned subsidiary of CTG Resources, which is primarily engaged in the retail distribution and transportation of natural gas to parts of Connecticut; and

o The Berkshire Gas Company ("Berkshire Gas"), a Massachusetts corporation and a wholly-owned subsidiary of Berkshire, which is engaged in the sale and distribution of natural gas in western Massachusetts.

         Collectively, the eight subsidiaries referenced above are referred to herein as the "Utility Subsidiaries." Together, the Utility Subsidiaries provide electric service to approximately 1.4 million wholesale, retail and industrial electric customers in parts of New York and Maine and gas service to approximately 600,000 residential, commercial, agricultural and industrial customers, in Maine, Connecticut, Massachusetts and New York.

         Energy East will register as a public utility holding company following the consummation of its proposed combinations with CMP Group, Inc., CTG Resources, Inc. and Berkshire Energy Resources.

         As explained in the Merger U-1 Application, CMP Group, Connecticut Energy, CTG Resources and Berkshire will remain in existence as first tier subsidiaries of Energy East following the Mergers. In addition, Energy East currently owns Energy East Enterprises which is a public utility holding company by virtue of the 81% interest it holds in CMP Natural Gas. These companies are referred to herein as the "Intermediate Holding Companies."

         In addition, Energy East, upon completion of the Mergers, will also directly or indirectly own approximately 41 other subsidiary companies that are not public utility companies under the Act. Such entities are collectively referred to herein as the "Nonutility Subsidiaries."

         Energy East and the Subsidiaries are requesting approval for a program of external financing, credit support arrangements, and other related proposals for the period commencing on the effective date of an order issued pursuant to the filing and ending December 31, 2005, as follows:

         Energy East requests authority to issue Common Stock to shareholders of CTG Resources in connection with the CTG Merger. In addition, Energy East requests authority to maintain in place certain debt incurred in connection with the Mergers ("the Acquisition Debt") and to refinance such Acquisition Debt.

         Energy East requests authority to issue and sell from time to time, either through underwritten public offerings, in private placements, pursuant to its dividend reinvestment plan and stock-based management incentive and employee benefit plans or in exchange for securities being acquired from other companies, up to 50 million shares of Common Stock (as such number may hereafter be adjusted during the Authorization Period to reflect any stock split). In addition, Energy East requests authority to issue and sell from time to time (A) up to $ 250 million of Preferred Stock, (B) up to $500 million principal amount of unsecured indebtedness having maturities of one year or less, and (C) up to $1.5 billion principal amount of unsecured debentures having maturities of up to 50 years, provided that the aggregate principal amount of such debentures at any time outstanding, when added to the aggregate principal amount of all other indebtedness of Energy East at any time outstanding (including, specifically, short-term debt and Acquisition Debt), shall not exceed $2 billion.

         The Utility Subsidiaries and Intermediate Holding Companies request authority to issue, sell and have outstanding at any one time during the Authorization Period debt securities with maturities of one year or less in the following aggregate principal amounts:

     Utility Subsidiaries               Aggregate Principal Amount
     --------------------               --------------------------
     NYSEG                                    $275,000,000
     CMP Natural Gas                            50,000,000
     Central Maine Power                       150,000,000
     MEPCo                                      30,000,000
     NORVARCO                                   30,000,000
     Southern Connecticut Gas                  100,000,000
     Connecticut Natural Gas                   100,000,000
     Berkshire Gas                              50,000,000

     Intermediate Holding Company       Aggregate Principal Amount
     ----------------------------       --------------------------
     CMP Group                                $ 30,000,000
     Connecticut Energy                         30,000,000
     CTG Resources                              30,000,000
     Berkshire                                  30,000,000
     Energy East Enterprises                    30,000,000

         To the extent that such transactions are not exempt under Rule 52(b), the Nonutility Subsidiaries request authority to issue and sell from time to time during the Authorization Period debt and equity securities in order to finance their operations and future nonutility investments, provided that such future investments are exempt under the Act or rules thereunder or have been authorized in a separate proceeding.

         Energy East requests authority to provide guaranties and other forms of credit support ("Energy East Guaranties") with respect to the securities or other obligations of its Subsidiaries in an aggregate principal or nominal amount not to exceed $1 billion at any one time outstanding.

         Nonutility Subsidiaries request authority to provide guaranties and other forms of credit support with respect to obligations of other Nonutility Subsidiaries in an aggregate principal or nominal amount not to exceed $700 million at any one time outstanding, exclusive of any guaranties that are exempt pursuant to Rule 45(b) and Rule 52. In addition, each of the Intermediate Holding Companies request authority to provide guaranties and other forms of credit support to or on behalf of their respective Subsidiaries in the following maximum aggregate principal or nominal amounts:

     Intermediate Holding Company       Aggregate Principal Amount
     ----------------------------       --------------------------
     CMP Group                                 $30,000,000
     Connecticut Energy                         30,000,000
     CTG Resources                              30,000,000
     Berkshire                                  30,000,000

         Energy East and, to the extent not exempt under Rule 52, the Subsidiaries request authority to enter into hedging transactions with respect to outstanding indebtedness of such companies in order to manage and minimize interest rate costs. Such companies also request authority to enter into hedging transactions with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.

         Energy East, on behalf of the Subsidiaries, requests authorization to change any wholly-owned Subsidiary's or Intermediate Holding Company's authorized capital stock capitalization.

         Energy East and the Subsidiaries request authority to acquire the equity securities of one or more special-purpose subsidiaries organized solely to facilitate a financing and to guaranty the securities issued by such Financing Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52.

         Energy East requests authority to acquire, directly or indirectly, the equity securities of (a) one or more intermediate subsidiaries organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Nonutility Subsidiaries, including but not limited to "exempt wholesale generators", as defined in Section 32 of the Act, "foreign utility companies", as defined in Section 33 of the Act, companies engaged or formed to engage in activities permitted by Rule 58 ("Rule 58 Subsidiaries"), or "exempt telecommunications companies", as defined in Section 34 of the Act, provided that Intermediate Subsidiaries may also provide management, administrative, project development, and operating services to such entities, and (b) one or more new subsidiaries organized exclusively for the purpose of engaging in any business or activity in which any of the Nonutility Subsidiaries of Energy East are engaged at the effective time of the Mergers.

         Nonutility Subsidiaries request authority to invest up to $700 million in certain types of nonutility energy-related assets that are incidental to energy marketing activities of such companies, or the capital stock of companies substantially all of whose physical assets consist of such Energy-Related Assets.

         As permitted by Rule 87(b)(1), Nonutility Subsidiaries may from time to time provide services and sell goods to each other. To the extent not exempt pursuant to Rule 90(d), such companies request authority to perform such services and to sell such goods to each other at fair market prices, without regard to "cost," as determined in accordance with Rules 90 and 91, subject to certain limitations that are noted below.

         Energy East requests authority on behalf of any current and future Rule 58 Subsidiaries to engage in certain categories of activities permitted thereunder both within and outside the United States.

         Energy East, the Intermediate Holding Companies and their respective Subsidiaries request authority to pay dividends out of capital and unearned surplus, subject to certain limitations.

         Energy East requests approval for an agreement among Energy East, the Intermediate Holding Companies and the Subsidiaries to allocate consolidated income tax liabilities in a manner different than permitted under Rule 45(c).